BIOPHARMX CORPORATION

1098 Hamilton Court

Menlo Park, CA 94025

February 2, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:                                         Suzanne Hayes, Assistant Director

Office of Healthcare and Insurance

Re:                         BioPharmX Corporation

Registration Statement on Form S-3

Filed January 19, 2016

File No. 333-209026

Via EDGAR - Acceleration Request

Requested Date:                                                      February 4, 2016

Requested Time:                                                    4:00 p.m. Eastern Time

Ladies and Gentlemen:

BioPharmX Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or Niki Fang, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•         should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (650) 335-7292, or in his absence, Ms. Fang at (650) 335-7252.

Sincerely,

BIOPHARMX CORPORATION

By:	/s/ James R. Pekarsky
James R. Pekarsky
Chief Executive Officer

cc:	Greg Kitchener, Chief Financial Officer
BioPharmX Corporation

Robert A. Freedman, Esq.
Niki Fang, Esq.
Fenwick & West LLP